UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: January 25, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to The Establishment of PT Fintek Karya Nusantara by PT Telekomunikasi Selular

Nomor: TEL. 7/LP 000/COP-I5000000/2019

Jakarta, January 25, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re: The Establishment of PT Fintek Karya Nusantara by PT Telekomunikasi Selular

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail:  investor@telkom.co.id

1.	Information or material facts	The Establishment of PT Fintek Karya Nusantara by PT Telekomunikasi Selular
2.	Date	Januari 21, 2019
3.	Description

On Monday, January 21, 2019 has been approved by Minister of Law and Human Right, the Establishment Act of PT Fintek Karya Nusantara (“Finarya”) by PT Telekomunikasi Selular (“Telkomsel”).

Telkomsel owns 99.99% of Finarya’s shares. The purpose of Finarya’s establishment is to support fintech ecosystem that is currently available in Telkomsel.

4.	The impact of events	Finarya becomes new entity under Telkomsel.
5.	Others	Telkomsel is cellular telecommunication company and is a subsidiary of PT Telkom Indonesia (Persero) Tbk. Finarya is payment system services company and is subsidiary of Telkomsel.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara and PT Bank Permata).